

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 29, 2014

Via e-mail
Ningfang Liang
Chief Financial Officer
Tantech Holdings Ltd.
No. 10 Cen Shan Road, Shuige Industrial Zone
Lishui City, Zhejiang Province
People's Republic of China

>   **Re: Tantech Holdings Ltd.**
>   **Registration Statement on Form F-1**
>   **Filed September 16, 2014**
>   **File No. 333-198788**

Dear Mr. Liang:

We have reviewed your registration statement and have the following comments.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 38

Critical Accounting Policies, page 55

Allowance for accounts receivable and advance to suppliers, page 56

1. We note your response to comment 5 of our letter dated September 8, 2014. Given that your allowances as a percentage of gross balances decreased for both accounts receivable and advances to suppliers at December 31, 2013 and you still appear to have significant amounts of accounts receivable and advances to suppliers balances for which no allowances were recorded and they currently remain uncollected or not utilized, please expand your disclosures to address the following:

    - In a similar manner to your response, please disclose how you determined that the methodology used to determine your allowances was reasonable in light of the amounts currently uncollected or utilized and for which no allowances were recorded as of December 31, 2013; and

    - Please disclose when you expect these remaining balances to be collected or utilized. You note that a significant amount of the uncollected accounts receivable balances as of June 30, 2014 relate to seven large customers. Please clarify in your disclosures whether your large customers have been granted special payment terms which results in delays in payments. To the extent special and/or extended payment terms were

> granted to these seven large customers, tell us how you determined that the payments are fixed and determinable in order to recognize revenue for these customers.

Financial Statements

General

2. Please ensure that your financial statements and corresponding financial information throughout the filing comply with the financial statement updating requirements of Item 8.A.5 of the Form 20-F.

Notes to the Financial Statements

Note 2. Summary of Significant Accounting Policies

Revenue Recognition, page F-9

3. We note your response to comment 9 of our letter dated September 8, 2014. In a similar manner to your response to comment 18 of our letter dated July 25, 2014, please disclose the percentage of your sales which are recorded when delivered (FOB destination) and accepted by the customer.

Undertakings, page II – 2

4. Please revise to include the undertakings in Item 512(a)(4) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Nudrat Salik at (202)551-3692 or Melissa Rocha at (202)551-3854 if you have questions regarding comments on the financial statements and related matters. Please contact Leland Benton at (202)551-3791 or Craig Slivka at (202)551-3729 with any other questions.

Sincerely,

/s/ Craig Slivka, for

Pamela Long
Assistant Director

CC: Anthony W. Basch, Esq. (*via e-mail*)
        Kaufman & Canoles, P.C.